Exhibit 99.2
First Quarter Report – 2018

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended March 31
	Note	2018	2017
Revenues	3	$846	$882
Mine operating costs
Production costs	3, 4	(464)	(520)
Depreciation and depletion	3, 9(d)	(251)	(246)
		(715)	(766)
Earnings from mine operations		131	116
Exploration, evaluation and project costs	9(a)	(16)	(8)
Share of net earnings related to associates and joint venture	10	9	60
Corporate administration	4(a)	(41)	(36)
Reversal of impairment of mining interests, net		—	3
Restructuring costs		—	(1)
Earnings from operations, associates and joint venture	3	83	134
Gain on derivatives, net		5	5
Finance costs		(30)	(36)
Other income, net	5	13	19
Earnings before taxes		71	122
Income tax (expense) recovery	6	(4)	48
Net earnings		$67	$170

Net earnings per share
Basic	7(a)	$0.08	$0.20
Diluted	7(a)	0.08	0.20

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2018

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars – Unaudited)

	Three Months Ended March 31
	2018	2017
Net earnings	$67	$170
Other comprehensive income, net of tax
Items that may be reclassified subsequently to net earnings:
Unrealized gains (losses)
Equity securities (note 2)	—	(4)
Derivatives designated as cash flow hedges	6	19
Reclassification of realized gains
Equity securities	—	(2)
Derivatives designated as cash flow hedges recognized in net earnings	(1)	—
Derivatives designated as cash flow hedges recorded as property, plant and equipment	(1)	—
	4	13
Items that will not be reclassified subsequently to net earnings:
Remeasurement of defined benefit pension plans	—	(1)
Net change in equity securities (note 2)	(29)	—
	(29)	(1)
Total other comprehensive (loss) income, net of tax	(25)	12
Total comprehensive income	$42	$182

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2018

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2018	2017
Operating activities
Net earnings		$67	$170
Adjustments for:
Reclamation expenditures		(6)	(2)
Items not affecting cash:
Depreciation and depletion	3, 9(d)	251	246
Share of net earnings related to associates and joint venture	10	(9)	(60)
Reversal of impairment of mining interests, net		—	(3)
Share-based compensation		7	9
Unrealized gains on derivatives, net		(3)	(5)
Revision of estimates and accretion of closure cost obligations		7	6
Deferred income tax recovery	6	(55)	(118)
Other		20	7
Increase in working capital	8	(8)	(23)
Net cash provided by operating activities		271	227
Investing activities
Expenditures on mining interests	3, 9(b)	(267)	(180)
Return of capital investment in associate	10	25	43
Interest paid	9(b)	(14)	(10)
Purchases of short-term investments and available-for-sale securities, net	8	(8)	(35)
Settlement of deferred payment obligation		(4)	—
Other		—	(65)
Net cash used in investing activities		(268)	(247)
Financing activities
Proceeds from issuance of term loans, net of borrowing costs	11(c)(i)	400	—
Debt repayments	11(c)(i)	(500)	—
Draw down of credit facility, net	11(c)(i)	50	70
Finance lease payments		(2)	(2)
Dividends paid to shareholders	7(b)	(14)	(15)
Common shares issued		—	1
Net cash (used in) provided by financing activities		(66)	54
Effect of exchange rate changes on cash and cash equivalents		—	—
(Decrease) increase in cash and cash equivalents		(63)	34
Cash and cash equivalents, beginning of the period		186	157
Cash and cash equivalents reclassified as held for sale at the beginning of the period		—	20
Cash and cash equivalents, end of the period	8	$123	211
Cash and cash equivalents reclassified as held for sale		—	(42)
Cash and cash equivalents, excluding amounts classified as held for sale, end of period	8	$123	$169
Supplemental cash flow information (note 8)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2018

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At March 31 2018	At December 31 2017
Assets
Current assets
Cash and cash equivalents	8	$123	$186
Short-term investments		40	48
Accounts receivable		139	146
Inventories		445	441
Sales and indirect taxes recoverable		263	250
Income taxes receivable		23	24
Other		38	48
		1,071	1,143
Mining interests
Owned by subsidiaries and joint operation	9	17,363	17,311
Investments in associates and joint venture	10	2,730	2,736
		20,093	20,047
Equity securities		163	178
Deferred income taxes		86	112
Inventories		—	16
Other		202	189
Total assets	3	$21,615	$21,685

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$560	$574
Debt	11(c)(i)	400	499
Income taxes payable		128	98
Provisions and other		77	84
		1,165	1,255
Deferred income taxes		2,981	3,063
Debt		2,035	1,984
Deferred payment obligation		180	182
Provisions		616	610
Finance lease obligations		239	242
Income taxes payable		133	122
Other		47	43
Total liabilities	3	7,396	7,501
Shareholders' equity
Common shares, stock options and restricted share units		18,271	18,261
Accumulated other comprehensive (loss) income		(48)	23
Deficit		(4,004)	(4,100)
		14,219	14,184
Total liabilities and shareholders' equity		$21,615	$21,685
Commitments and contingencies (notes 11(c)(i) and 12)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2018

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive loss	Deficit	Total
At January 1, 2018	867,346	$17,930	$331	$23	$(4,100)	$14,184
Impact of adopting IFRS 9 on January 1, 2018 (note 2)	—	—	—	(46)	46	—
At January 1, 2018 (restated)	867,346	17,930	331	(23)	(4,054)	14,184
Total comprehensive income
Net earnings	—	—	—	—	67	67
Other comprehensive loss	—	—	—	(25)	—	(25)
	—	—	—	(25)	67	42
Stock options exercised and restricted share units vested	1,525	25	(25)	—	—	—
Share-based compensation	—	—	7	—	—	7
Dividends (note 7(b))	225	3	—	—	(17)	(14)
At March 31, 2018	869,096	$17,958	$313	$(48)	$(4,004)	$14,219

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income	Deficit	Total
At January 1, 2017	853,812	$17,733	$331	$41	$(4,690)	$13,415
Total comprehensive income
Net earnings	—	—	—	—	170	170
Other comprehensive income	—	—	—	12	—	12
	—	—	—	12	170	182
Stock options exercised and restricted share units vested	1,548	30	(30)	—	—	—
Share-based compensation	—	—	9	—	—	9
Dividends (note 7(b))	121	2	—	—	(17)	(15)
At March 31, 2017	855,481	$17,765	$310	$53	$(4,537)	$13,591

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its head office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the acquisition, exploration, development, operation and reclamation of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. At March 31, 2018, the Company's significant projects include the Borden, Century and Coffee projects in Canada, and the NuevaUnión (50% interest) and Norte Abierto (50% interest) projects in Chile.

2.	BASIS OF PREPARATION
These Unaudited Condensed Interim Consolidated Financial Statements include the accounts of Goldcorp Inc., the ultimate parent company of its consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Certain disclosures included in the Annual Financial Statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. Accordingly, these Unaudited Condensed Interim Consolidated Financial Statements should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2017.
The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References C$ are to Canadian dollars.
The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied and disclosed in the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2017, except for the following:
Financial instruments
On January, 1 2018, the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach, except for hedge accounting, which was applied prospectively. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of our financial instruments at the transition date.
The following summarizes the significant changes in IFRS 9 compared to the current standard:

•
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of our financial assets on the transition date. The Company designated its equity securities as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. As a result of this change, the Company reclassified $46 million of impairment losses recognized in prior years on certain equity securities which continue to be owned by the Company as at January 1, 2018 from opening deficit to accumulated other comprehensive income on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings in the Consolidated Statements of Comprehensive Income. Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in prior year comparatives.

•
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of our financial assets on the transition date given the Company transacts

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

•
The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. As a result, certain of the Company's hedging strategies and hedging instruments that did not qualify for hedge accounting previously, primarily the hedging of its forecasted concentrate sales, are now eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. As a result, subsequent to the adoption of IFRS 9, the Company hedged a certain percentage of its forecasted zinc and lead sales and has designated these contracts as hedges for accounting purposes. These contracts were entered into during the three months ended March 31, 2018. The Company did not designate its economic hedges that existed as at January 1, 2018 as hedges for accounting purposes.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.
Revenue recognition
On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.
IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its bullion, doré and concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.
Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of the Company's concentrate agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change was insignificant to the Company’s financial statements.
IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new annual pricing terms are not significant and does not constrain the recognition of revenue.
Additional disclosures have been presented in notes 3 and 11 as a result of adopting IFRS 9 and 15.
Other narrow scope amendments/interpretations
The Company has adopted narrow scope amendments/interpretations to IFRIC 22 - Foreign Currency Transactions and Advance Consideration, IFRS 2 - Share Based Payments and IAS 1 - Presentation of Financial Statements, which did not have an impact on the Company's Unaudited Condensed Interim Consolidated Financial Statements.
Changes in accounting policies not yet effective:
Leases
In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective but has not yet selected a transition approach.
Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16.
The Company is in the process of identifying and collecting data relating to existing agreements that may contain 'right-of-use' assets. These include land easements and service contracts that may contain embedded leases for property, plant and equipment. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company estimates the time frame to develop and implement the accounting policies, estimates and processes (including the information technology systems) will extend into the latter part of 2018.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its Unaudited Condensed Interim Consolidated Financial Statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2018, the Company applied the critical judgements and estimates disclosed in notes 5 and 6 of its Audited Consolidated Financial Statements for the year ended December 31, 2017, and the following critical judgments in applying accounting policies:

(a)	Revenue recognition as a result of adopting IFRS 15

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's bullion, doré and concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Variable consideration

Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified two variable components in the sales proceeds it receives from its concentrate sales. They include (i) adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments and (ii) retroactive pricing adjustment based on new annual pricing terms. The Company applied judgement to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results is negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

Negotiations for the upcoming year's pricing terms for lead and zinc concentrate contracts commence during the last quarter of the fiscal year and can extend through to the first half of the next year. If the new terms are not finalized prior to January 1 of the next year, previous year’s pricing continues to apply until the new terms are finalized, upon which, total sale proceeds and therefore revenue will be adjusted retroactively to reflect the new terms. The impact of the price negotiations did not result in significant adjustments in the past two fiscal years. Management estimated the impact of potential changes in treatment and refining charges and the percentage of metal payable for 2018's concentrate sales based on industry knowledge and the status of price negotiations through March 31, 2018. Based on this, Management concluded that the impact of the finalization of the 2018 concentrate pricing terms will not be significant and does not constrain the recognition of revenue during the period prior to finalization of the 2018 pricing.

3.	SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual operating mine site as a reportable operating segment for financial reporting purposes except for Alumbrera and Leagold. Alumbrera and Leagold are not considered to be reportable operating segments as their financial results do not meet the quantitative threshold required for segment disclosure purposes and are included in Other.
Assets in Other also include the Company's 100% interest in the Coffee Project, the Company's 50% interests in the NuevaUnión and the Norte Abierto projects, corporate assets and the Company's closed and inactive mines. Liabilities in Other include the Company's debt, its deferred payment obligation related to the acquisition of the Norte Abierto project, asset retirement obligations for closed and inactive mines and certain income taxes payable.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)		Expenditures on mining interests
Three Months Ended March 31	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Éléonore	$86	$88	$67	$61	$34	$32	$(16)	$(6)	$17	$29
Musselwhite	80	69	37	40	11	10	32	17	24	11
Porcupine	93	76	49	53	29	27	14	(6)	28	14
Red Lake	81	66	55	47	21	21	2	(3)	21	17
Peñasquito	329	356	181	193	80	72	66	90	129	73
Cerro Negro	177	121	72	52	71	54	29	14	19	16
Pueblo Viejo	139	122	51	47	24	9	65	66	15	9
Other	42	146	38	103	9	33	(49)	9	32	15
Attributable segment total	1,027	1,044	550	596	279	258	143	181	285	184
Excluding attributable amounts from associates and joint venture	(181)	(162)	(86)	(76)	(28)	(12)	(60)	(47)	(18)	(4)
Consolidated total	$846	$882	$464	$520	$251	$246	$83	$134	$267	$180

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

At March 31, 2018	Assets	Liabilities	Net Assets
Éléonore	$2,717	$278	$2,439
Musselwhite	576	148	428
Porcupine	984	178	806
Red Lake	1,714	79	1,635
Peñasquito	8,477	3,108	5,369
Cerro Negro	3,189	515	2,674
Pueblo Viejo	1,732	—	1,732
Other	2,226	3,090	(864)
Total	$21,615	$7,396	$14,219

At December 31, 2017	Assets	Liabilities	Net Assets
Éléonore	$2,735	$273	$2,462
Musselwhite	546	153	393
Porcupine	990	196	794
Red Lake	1,731	88	1,643
Peñasquito	8,370	3,089	5,281
Cerro Negro	3,285	531	2,754
Pueblo Viejo	1,746	—	1,746
Other	2,282	3,171	(889)
Total	$21,685	$7,501	$14,184

(a)
The Company’s principal product is gold bullion which is sold primarily in the London spot market. Metal concentrate, containing both gold and by-product metals, is produced at Peñasquito and Alumbrera and is sold to third party smelters and traders. The Company’s consolidated revenues (excluding attributable share of revenues from Pueblo Viejo and Alumbrera) for the three months ended March 31 were derived from the following:

Three Months Ended March 31	xxxxxxxx2018		xxxxxxxx2017
Gold	$620	73%	$664	75%
Silver	81	10%	100	11%
Zinc	121	14%	93	11%
Lead	23	3%	19	2%
Copper	1	—%	6	1%
	$846	100%	$882	100%

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

Certain of the Company's mines (including the Company's associates) supplemented their gold revenues with the sale of other metals as shown in the table below:

Three Months Ended March 31		Peñasquito (1)	Cerro Negro	Pueblo Viejo	Other
Gold	2018	$121	$160	$130	$14
	2017	$173	$109	$116	$48
Silver	2018	63	17	8	—
	2017	65	12	6	23
Zinc	2018	121	—	—	—
	2017	93	—	—	—
Lead	2018	23	—	—	—
	2017	19	—	—	—
Copper	2018	1	—	1	11
	2017	6	—	—	22
Molybdenum	2018	—	—	—	1
	2017	—	—	—	1
Total	2018	$329	$177	$139	$26
	2017	$356	$121	$122	$94

(1)	For the three months ended March 31, 2018 and 2017, Peñasquito's revenue related to provisional pricing adjustments on concentrate sales was not significant.

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three months ended March 31, 2018, intersegment purchases included $130 million and $8 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (2017 – $116 million and $6 million, respectively) and revenues related to the sale of these ounces to external third parties were $130 million and $8 million, respectively (2017 – $116 million and $6 million, respectively).

(c)
A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company's earnings before taxes per the Condensed Interim Consolidated Statements of Earnings is as follows:

	2018	2017
Attributable segment total earnings from operations, associates and joint venture	$143	$181
Adjustment to account for Pueblo Viejo, NuevaUnión, Leagold and Alumbrera on an equity method basis	(60)	(47)
Gain on derivatives, net	5	5
Finance costs	(30)	(36)
Other income, net	13	19
Earnings before taxes	$71	$122

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

4.	PRODUCTION COSTS

Three Months Ended March 31	2018	2017
Raw materials and consumables	$185	$250
Salaries and employee benefits (a)	135	129
Contractors	89	106
Royalties	16	23
Transportation costs	14	11
Maintenance costs	10	8
Change in inventories	4	(33)
Other (b)	11	26
	$464	$520

(a)
Salaries and employee benefits exclude $16 million of salaries and employee benefits included in corporate administration in the Condensed Interim Consolidated Statements of Earnings for the three months ended March 31, 2018 (2017 – $12 million).

(b)	Other included a write down of prior period costs of $12 million relating to Peñasquito oxide heap leach inventories recognized during the three months ended March 31, 2017.

5.	OTHER INCOME, NET

Three Months Ended March 31	2018	2017
Finance income	$9	$10
Gains on sale of investments	—	2
Foreign exchange gain	7	21
Other	(3)	(14)
	$13	$19

6.	INCOME TAXES

Three Months Ended March 31	2018	2017
Current income tax expense	$59	$70
Deferred income tax recovery	(55)	(118)
Income tax expense (recovery)	$4	$(48)
The income tax rate for the three months ended March 31, 2018 was 6% (2017 – negative 39%). The underlying effective tax rate for ordinary income for the three months ended March 31, 2018 was 25% (2017 – 25%) after adjusting earnings before taxes and income tax expense (recovery) for:

(a)
the impact to earnings for non-deductible share based compensation expense of $7 million (2017 – $9 million), $nil of non-deductible reversals of impairment (2017 – $3 million), and $9 million of after-tax income from associates that are not subject to further income tax in the accounts of the Company (2017 – $60 million); and

(b)
the impact to taxes for changes in foreign exchange rates on deferred tax balances and intra-group arrangements of a $16 million income tax recovery (2017 – $61 million), $4 million income tax expense for changes in foreign exchange rates on current tax balances (2017 – $4 million recovery), and $ 1 million income tax recovery for other items (2017 – $nil).

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

7.	PER SHARE INFORMATION

(a)	Net earnings per share
Net earnings per share for the three months ended March 31, 2018 was calculated based on basic and diluted net earnings of $67 million, (2017 – $170 million) and the weighted average number of shares outstanding used in the calculation was based on the following:

	Three Months Ended March 31
(in millions)	2018	2017
Basic weighted average number of shares outstanding	868	854
Effect of dilutive stock options and restricted share units	4	3
Diluted weighted average number of shares outstanding	872	857
The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net earnings per share for the three months ended March 31, 2018 because they were anti-dilutive, were 6 million (2017 – 7 million) stock options.
(b)    Dividends declared
During the three months ended March 31, 2018, the Company declared dividends of $0.02 per share for total dividends of $17 million, respectively (2017 – $0.02 per share for dividends of $17 million).
During the three months ended March 31, 2018, the Company issued $3 million (2017 – $2 million) in common shares under the Company's Dividend Reinvestment Plan.

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

8.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)    Cash and cash equivalents are comprised of the following:

	At March 31 2018	At December 31 2017
Cash	$85	$184
Money market investments	38	2
	$123	$186
(b)    The following table summarizes the decrease and increase in working capital during the three months ended March 31:

	2018	2017
Accounts receivable decrease (increase)	$10	$(20)
Inventories decrease (increase)	3	(14)
Sales and indirect taxes recoverable increase	(5)	(23)
Accounts payable and accrued liabilities (decrease) increase	(40)	15
Income taxes payable increase, net of income taxes receivable	25	19
Other	(1)	—
Increase in working capital	$(8)	$(23)

(c)	The following table summarizes cash received and paid included in the Company's operating and investing activities during the three months ended March 31:

Three Months Ended March 31	2018	2017
Operating activities include the following cash received (paid):
Interest received	$8	$25
Interest paid	(18)	(22)
Income taxes refunded	1	9
Income taxes paid	(22)	(49)
Investing activities include the following cash (paid) received:
Net (purchases) proceeds of short-term investments and available-for-sale securities
Purchases of short-term investments	$(8)	$(3)
Proceeds from maturity of short-term investments	15	3
Purchases of equity securities	(15)	(40)
Proceeds from sale of equity securities	—	5
	$(8)	$(35)

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

9.	MINING INTERESTS – OWNED BY SUBSIDIARIES AND JOINT OPERATION

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)	Total
Cost
At January 1, 2018	$13,296	$5,832	$5,258	$6,738	$31,124
Expenditures on mining interests (a)(b)(c)	129	51	—	123	303
Transfers and other movements	5	—	—	(14)	(9)
At March 31, 2018	13,430	5,883	5,258	6,847	31,418
Accumulated depreciation and depletion and impairment
At January 1, 2018	(5,350)	(2,769)	(2,343)	(3,351)	(13,813)
Depreciation and depletion (d)	(162)	—	—	(82)	(244)
Transfers and other movements	—	—	—	2	2
At March 31, 2018	(5,512)	(2,769)	(2,343)	(3,431)	(14,055)
Carrying amount – At March 31, 2018	$7,918	$3,114	$2,915	$3,416	$17,363

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)	Total
Cost
At January 1, 2017	$12,875	$4,670	$7,225	$6,550	$31,320
Acquisition of mining interest	—	529	—	2	531
Expenditures on mining interests	458	170	—	469	1,097
Removal of fully depreciated/depleted assets and disposals	(1,469)	(1)	(2)	(295)	(1,767)
Transfers and other movements	1,432	464	(1,965)	12	(57)
At December 31, 2017	13,296	5,832	5,258	6,738	31,124
Accumulated depreciation and depletion and impairment
At January 1, 2017	(5,848)	(2,510)	(2,263)	(3,134)	(13,755)
Depreciation and depletion	(654)	—	—	(354)	(1,008)
Impairment reversal, net	(294)	(259)	(80)	(136)	(769)
Removal of fully depreciated/depleted assets and disposals	1,463	—	—	275	1,738
Transfers and other movements	(17)	—	—	(2)	(19)
At December 31, 2017	(5,350)	(2,769)	(2,343)	(3,351)	(13,813)
Carrying amount – At December 31, 2017	$7,946	$3,063	$2,915	$3,387	$17,311

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests owned by subsidiaries and joint operation is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (d)	At March 31 2018	At December 31 2017
Éléonore	$1,586	$85	$—	$905	$2,576	$2,596
Musselwhite	302	17	28	167	514	507
Porcupine	384	455	—	138	977	977
Red Lake	522	469	198	218	1,407	1,396
Coffee	—	441	—	1	442	434
Peñasquito	3,780	1,034	1,859	1,259	7,932	7,852
Cerro Negro	1,344	56	830	638	2,868	2,911
Norte Abierto	—	557	—	2	559	548
Corporate and other	—	—	—	88	88	90
	$7,918	$3,114	$2,915	$3,416	$17,363	$17,311

(a)	Exploration, evaluation and project costs incurred by the Company during the three months ended March 31 were as follows:

Three Months Ended March 31	2018	2017
Total exploration, evaluation and project expenditures	$29	$21
Less: amounts capitalized to mining interests	(13)	(13)
Total exploration, evaluation and project costs recognized in the Condensed Interim Consolidated Statements of Earnings	$16	$8

(b)
Expenditures on mining interests include finance lease additions, capitalized borrowing costs and deposits on mining interests, and are net of investment tax credits and exclude capitalized reclamation and closure costs. The following is a reconciliation of total capitalized expenditures on mining interests to expenditures on mining interests in the Condensed Interim Consolidated Statements of Cash Flows:

Three Months Ended March 31	2018	2017
Capitalized expenditures on mining interests including associates and joint venture	$311	$214
Interest paid	(14)	(10)
Increase in accrued expenditures	(30)	(24)
Expenditures on mining interests per Condensed Interim Consolidated Statements of Cash Flows	$267	$180

(c)	Expenditures on mining interests include capitalized borrowing costs incurred during the three months ended March 31 as follows:

Three Months Ended March 31	2018	2017
Red Lake - Cochenour	$6	$6
Norte Abierto Project	5	—
Peñasquito - Pyrite Leach Project	3	1
Porcupine - Borden Project	1	—
	$15	$7

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

(d)
A reconciliation of total depreciation and depletion during the three months ended March 31 to depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings is as follows:

Three Months Ended March 31	2018	2017
Total depreciation and depletion	244	$245
Less: amounts capitalized to mining interests	—	(1)
Changes in amounts allocated to ending inventories	7	2
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings	$251	$246

(e)
At March 31, 2018, assets not yet ready for intended use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $566 million (December 31, 2017 – $512 million).

10.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At March 31, 2018, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión, a 22.9% interest in Leagold (included in "Other") and a 37.5% interest in Alumbrera (included in "Other"). These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)	NuevaUnión	Other (b)	Total
At January 1, 2018	$1,746	$919	$71	$2,736
Company’s share of net earnings of associates and joint venture	9	—	—	9
Capital investment	—	8	—	8
Return of capital investment	(25)	—	—	(25)
Other	2	—	—	2
At March 31, 2018	$1,732	$927	$71	$2,730

At January 1, 2017	$1,123	$884	$—	$2,007
Company’s share of net earnings of associates and joint venture (2)	142	2	—	144
Acquisition of interest in Leagold	—	—	71	71
Capital investment	—	33	—	33
Return of capital investment	(65)	—	—	(65)
Reversal of impairment	557	—	—	557
Other	(11)	—	—	(11)
At December 31, 2017	$1,746	$919	$71	$2,736

(1)
The Company's share of net earnings of associates and joint venture for the three months ended March 31, 2017 of $60 million included $33 million arising from the reduction of the provision related to funding Alumbrera's reclamation costs.

(a)
At March 31, 2018, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $507 million (December 31, 2017 – $506 million), which is included in the Company's investments in associates and joint venture and is being accreted to the face value over the term of the loans. Included in other current assets of the Company was a total of $2 million (December 31, 2017 – $4 million) in interest receivable relating to the shareholder loan.

(b)	Other associates include the Company's interest in Leagold which at March 31, 2018 had a quoted market value of $77 million (December 31, 2017 – $80 million).

GOLDCORP    |  17

First Quarter Report – 2018
(In millions of United States dollars, except where noted)

11.	FINANCIAL INSTRUMENTS AND RELATED RISKS

(a)	Financial assets and liabilities by categories

At March 31, 2018	Amortized cost	FVTOCI (1)	Fair value through profit or loss ("FVTPL") (3)	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$123	$—	$123
Short-term investments	40	—	—	—	40
Accounts receivable arising from sales of metal	1	—	102	—	103
Equity securities (3)	—	163	—	—	163
Derivative assets designated as hedging instruments	—	—	—	11	11
Derivative assets not designated as hedging instruments	—	—	2	—	2
Other current and non-current financial assets	34	—	—	—	34
Total financial assets	$75	$163	$227	$11	$476
Financial liabilities
Debt	$(2,435)	$—	$—	$—	$(2,435)
Deferred payment obligation	(180)	—	—	—	(180)
Accounts payable and accrued liabilities	(538)	—	—	—	(538)
Other current and non-current financial liabilities	(254)	—	—	—	(254)
Total financial liabilities	$(3,407)	$—	$—	$—	$(3,407)

(1)
Investments in equity securities were designated as FVTOCI upon initial recognition as the management of the equity securities portfolio is not part of the Company's core operations. As such, the financial results of the portfolio should not be reflected in the Company's net earnings. Securities in the portfolio are disposed of when they no longer meet the Company's long term investment strategy. During the three months ended March 31, 2018, the Company did not recognize any cumulative gain (loss) (2017 – gain of $2 million) on the sale of its equity securities.

(2)	The Company's investments in publicly traded entities include its equity securities portfolio and its interest in Leagold, which is accounted for using the equity method (note 10(b)) .

(3)	The Company does not hold any financial instruments that are designated as FVTPL.

GOLDCORP    |  18

First Quarter Report – 2018
(In millions of United States dollars, except where noted)

At December 31, 2017	Amortized cost	FVTOCI	FVTPL	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$186	$—	$186
Short-term investments	48	—	—	—	48
Accounts receivable arising from sales of metal	3	—	110	—	113
Equity securities	—	178	—	—	178
Derivative assets designated as hedging instruments	—	—	—	2	2
Derivative assets not designated as hedging instruments	—	—	1	—	1
Other current and non-current financial assets	30	—	—	—	30
Total financial assets	$81	$178	$297	$2	$558
Financial liabilities
Debt	$(2,483)	$—	$—	$—	$(2,483)
Deferred payment obligation	(182)	—	—	—	(182)
Accounts payable and accrued liabilities	(547)	—	—	—	(547)
Derivative liabilities designated as not hedging instruments	—	—	(2)	—	(2)
Other current and non-current financial liabilities	(257)	—	—	—	(257)
Total financial liabilities	$(3,469)	$—	$(2)	$—	$(3,471)

(b) Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At March 31, 2018		At December 31, 2017
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$123	$—	$186	$—
Accounts receivable arising from sales of metal concentrates	—	102	—	110
Equity securities	163	—	178	—
Derivative assets designated as cash flow hedges	—	11	—	2
Derivative assets not designated as cash flow hedges	—	2	—	1
Derivative liabilities not designated as cash flow hedges	—	—	—	(2)
At March 31, 2018, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2018. At March 31, 2018, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

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First Quarter Report – 2018
(In millions of United States dollars, except where noted)

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.
Derivative assets and liabilities:
The Company's derivative assets and liabilities were comprised of investments in warrants and foreign currency and commodity forward contracts. The fair values of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates. Foreign currency and metal forward contracts are valued using a combination of quoted prices and market-derived inputs including credit spreads.

(iii)	Fair values of financial assets and liabilities not already measured at fair value
At March 31, 2018, the fair values of the Company's notes payable and deferred payment obligation, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (1)	Fair value
$1.0 billion notes	1	Closing price	$1,005	$1,061
$1.5 billion notes	1	Closing price	995	999
Deferred payment obligation	2	4.75% (2)	180	180

(1)	Includes accrued interest payable.

(2)	Represents the Company's current rate of borrowing for instruments of a similar term.

At March 31, 2018, the carrying amounts of the Company's short-term investments, other current financial assets, accounts payable and accrued liabilities, term loans, and other current financial liabilities were considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(c)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 26(e) to the Company's Consolidated Financial Statements for the year ended December 31, 2017. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three months ended March 31, 2018 except as noted below.
(i)    Liquidity risk
During the three months ended March 31, 2018, the Company generated cash flows from operations, one of the Company's main sources of liquidity, of $271 million (2017 – $227 million). At March 31, 2018, Goldcorp held cash and cash equivalents of $123 million (December 31, 2017 – $186 million) and short-term investments of $40 million (December 31, 2017 – $48 million). At March 31, 2018, the Company's working capital, defined as current assets less current liabilities, was negative $94 million (December 31, 2017 – negative $112 million). Despite the increase in cash flow from operations for the three months ended March 31, 2018 compared to the same period in the prior year, the Company’s working capital was negative at March 31, 2018 as the Company has reinvested its cash in its expansion projects at Peñasquito and Musselwhite and used funds to reduce its debt during the quarter.
On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million 2.125% note that was due on March 15, 2018.
At March 31, 2018, the balance outstanding on the revolving credit facility was $50 million (December 31, 2017 – $nil) with $2.95 billion available for the Company's use (December 31, 2017 – $3.0 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at March 31, 2018.
At March 31, 2018, the Company had letters of credit outstanding in the amount of $420 million (December 31, 2017 – $420 million) of which $323 million (December 31, 2017 – $323 million) represented guarantees for reclamation obligations. The Company's capital

GOLDCORP    |  20

First Quarter Report – 2018
(In millions of United States dollars, except where noted)

commitments for the next twelve months amounted to $362 million at March 31, 2018, including the Company's funding obligation for the Norte Abierto project for the next twelve months.
(ii)    Market risk
Currency risk
During the three months ended March 31, 2018, the Company recognized a net foreign exchange gain of $7 million (2017 – gain of $21 million), and a net foreign exchange loss of $25 million in income tax expense on income taxes receivable (payable) and deferred income taxes (2017 – gain of $68 million). Based on the Company’s net foreign currency exposures at March 31, 2018, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At March 31, 2018	Possible exposure (1)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$10	$102
Mexican peso	20%	17	82
Argentine peso	15%	4	44

(1) Calculated based on fluctuations of foreign exchange rates during the past fiscal year.

12.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available and except as noted in note 30(a) of the Company's Consolidated Financial Statements for the year ended December 31, 2017, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its Consolidated Financial Statements in the appropriate period relative to when such changes occur.

GOLDCORP    |  21

First Quarter Report – 2018
(In millions of United States dollars, except where noted)

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	AST Trust Company (Canada)
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Etienne Morin
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avenida Apoquindo 4501, Oficina
703 Las Condes, Santiago, Chile
Tel: 56 2 2898 9300

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